Exhibit 99.1

Ryde Advances Regional Expansion Strategy with Entry into Hong Kong Mobility Market

SINGAPORE, April 14, 2026 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce in Singapore, today announced its strategic expansion into the Hong Kong market. This milestone marks a significant step in Ryde’s regional growth strategy and strengthens its position as a key player in Asia’s evolving mobility landscape.

Entry into Hong Kong with Scalable Mobility Infrastructure

As part of this expansion, Ryde will acquire up to 50 Hong Kong taxi licenses and deploy up to 50 electric vehicles (“EVs”). This initial rollout is intended to establish a capital-efficient and scalable operating base in one of Asia’s most densely populated and high-demand mobility markets.

By integrating licensed taxi operations with EV deployment, Ryde will introduce a differentiated, technology-enabled service offering aimed at improving driver economics, enhancing rider experience and supporting the transition toward lower-emission urban transportation.

Expanding Geographic Footprint to Drive Revenue Growth

The Company’s entry into Hong Kong represents a strategic step in diversifying its geographic exposure and unlocking new revenue opportunities beyond its home market of Singapore. Leveraging its proprietary platform, established driver network model and operational expertise, Ryde is well-positioned to scale efficiently while adapting to local regulatory and market conditions. This expansion is expected to strengthen network effects, increase platform utilization and support more resilient, multi-market revenue streams over time.

Positioned to Capture Demand in a High-Value Urban Mobility Market

“Expanding into Hong Kong marks an important milestone in Ryde’s growth journey,” said James Tan, Chief Product Officer of Ryde. “We are entering a highly attractive market with strong, consistent demand for mobility services and clear momentum toward technology-driven and sustainable transportation. Our platform is designed to scale efficiently, and we believe this expansion positions us to capture meaningful opportunities while delivering long-term value to our shareholders.”

Advancing a Scalable, Asset-Enabled Growth Strategy

This expansion underscores Ryde’s broader strategy of combining platform technology with targeted asset deployment to accelerate growth and strengthen its competitive positioning. By entering key gateway cities such as Hong Kong, the Company aims to build a scalable regional mobility ecosystem that delivers sustainable, long-term value for customers, drivers and investors.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE American, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement.

Contacts

For Media Relations:

Media Team

Ryde Group Ltd

Email: media@rydesharing.com

For Investor Relations:

Investor Relations Team

Ryde Group Ltd

Email: investor@rydesharing.com